# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Green Plains Inc., CIK 0001309402
CUSIP: 393222104
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, OMAHA, Nebraska (NE), 68106
Date of event which requires filing of this statement: 04/11/2025
Filed by CIK 0001836192
Persons authorized to receive notices and communications: FREDRICK DISANTO, C/O ANCORA HOLDINGS GROUP, LLC, 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio (OH), 44124, 216-825-4000; ANDREW FREEDMAN, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Ancora Alternatives LLC (CIK 0001836192): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,329,900; sole dispositive power 0; shared dispositive power 4,329,900; aggregate amount beneficially owned 4,329,900 (6.7% of the class)
- Ancora Merlin, LP (CIK 0001694450): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 33,024; sole dispositive power 0; shared dispositive power 33,024; aggregate amount beneficially owned 33,024 (0% of the class)
- ANCORA MERLIN INSTITUTIONAL, LP (CIK 0001431892): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 575,965; sole dispositive power 0; shared dispositive power 575,965; aggregate amount beneficially owned 575,965 (0% of the class)
- Ancora Catalyst, LP (CIK 0001694346): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 46,744; sole dispositive power 0; shared dispositive power 46,744; aggregate amount beneficially owned 46,744 (0% of the class)
- Ancora Catalyst Institutional, LP (CIK 0001620142): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 568,378; sole dispositive power 0; shared dispositive power 568,378; aggregate amount beneficially owned 568,378 (0% of the class)
- Ancora Bellator Fund, LP (CIK 0001991780): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 364,641; sole dispositive power 0; shared dispositive power 364,641; aggregate amount beneficially owned 364,641 (0% of the class)
- Ancora Impact Fund LP - Series Q (CIK 0001873269): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 400,904; sole dispositive power 0; shared dispositive power 400,904; aggregate amount beneficially owned 400,904 (0% of the class)
  Comment: This Series Q is part of a series of Ancora Impact Fund LP, a series limited partnership.
- Ancora Impact Fund LP - Series S (CIK 0001873416): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 822,563; sole dispositive power 0; shared dispositive power 822,563; aggregate amount beneficially owned 822,563 (1.3% of the class)
  Comment: This Series S is part of a series of Ancora Impact Fund LP, a series limited partnership.
- Ancora Impact Fund SPC Ltd. - Segregated Portfolio H (CIK 0001873427): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 1,021,660; sole dispositive power 0; shared dispositive power 1,021,660; aggregate amount beneficially owned 1,021,660 (1.6% of the class)
- ANCORA FAMILY WEALTH ADVISORS, LLC (CIK 0001657660): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,675; sole dispositive power 0; shared dispositive power 6,675; aggregate amount beneficially owned 6,675 (0% of the class)
- Inverness Holdings LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 6,675; sole dispositive power 0; shared dispositive power 6,675; aggregate amount beneficially owned 6,675 (0% of the class)
- Ancora Holdings Group, LLC: type of reporting person: corporation (CO); citizenship or place of organization: Ohio (OH); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 4,336,575; sole dispositive power 0; shared dispositive power 4,336,575; aggregate amount beneficially owned 4,336,575 (6.7% of the class)
- DiSanto Frederick D. (CIK 0001498290): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 4,000; shared voting power 4,336,575; sole dispositive power 4,000; shared dispositive power 4,336,575; aggregate amount beneficially owned 4,340,575 (6.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.001 per share
Name of issuer: Green Plains Inc.
Address of issuer's principal executive offices: 1811 AKSARBEN DRIVE, OMAHA, Nebraska (NE), 68106
Comment: The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned ("Amendment No. 5"). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is amended and restated to read as follows:

This statement is filed by:

(i) Ancora Merlin, LP, a Delaware limited partnership ("Ancora Merlin"), with respect to the Shares directly and beneficially owned by it;

(ii) Ancora Merlin Institutional, LP, a Delaware limited partnership ("Ancora Merlin Institutional"), with respect to the Shares directly and beneficially owned by it;

(iii) Ancora Catalyst, LP, a Delaware limited partnership ("Ancora Catalyst"), with respect to the Shares directly and beneficially owned by it;

(iv) Ancora Catalyst Institutional, LP, a Delaware limited partnership ("Ancora Catalyst Institutional"), with respect to the Shares directly and beneficially owned by it;

(v) Ancora Bellator Fund LP, a Delaware limited partnership ("Ancora Bellator"), with respect to the Shares directly and beneficially owned by it;

(vi) Ancora Impact Fund LP - Series Q, a series of Ancora Impact Fund LP, a Delaware limited partnership ("Ancora Impact Q"), with respect to the Shares directly and beneficially owned by it;

(vii) Ancora Impact Fund LP - Series S, a series of Ancora Impact Fund LP, a Delaware limited partnership ("Ancora Impact S" and together with Ancora Merlin, Ancora Merlin Institutional, Ancora Catalyst, Ancora Catalyst Institutional, Ancora Bellator and Ancora Impact Q, the "Ancora LP Funds"), with respect to the Shares directly and beneficially owned by it;

(viii) Ancora Impact Fund SPC Ltd. - Segregated Portfolio H, a Cayman Islands segregated portfolio company ("Ancora SPC H" and together with the Ancora LP Funds, the "Ancora Funds"), with respect to the Shares directly and beneficially owned by it;

(ix) Ancora Alternatives LLC, an Ohio limited liability company ("Ancora Alternatives"), as the general partner of each of the Ancora LP Funds and as the investment advisor to each of the Ancora Funds and certain separately managed accounts (the "Ancora Alternatives SMAs");

(x) Ancora Family Wealth Advisors, LLC, an Ohio limited liability company ("Ancora Family Wealth"), as the investment advisor of to certain separately managed accounts (the "Ancora Family Wealth SMAs");

(xi) Inverness Holdings LLC, a Delaware limited liability company ("Inverness Holdings"), as the sole member of Ancora Family Wealth;

(xii) Ancora Holdings Group, LLC, a Delaware limited liability company ("Ancora Holdings"), as the sole member of Ancora Alternatives and Inverness Holdings; and

(xiii) Fredrick DiSanto, as the Chairman and Chief Executive Officer of Ancora Holdings.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to the Joint Filing Agreement as further described in Item 6 below. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Exhibit 1 annexed hereto ("Exhibit 1") is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of Ancora SPC H. To the best of the Reporting Persons' knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit 1 beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.
Residence or business address:
Item 2(b) is amended and restated to read as follows:

The address of the principal office of each of the Ancora Funds, Ancora Alternatives, Ancora Family Wealth, Inverness Holdings, Ancora Holdings and Mr.DiSanto is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.
Present principal occupation or employment:
Item 2(c) is amended and restated to read as follows:

The principal business of each of the Ancora Funds is investing in securities. The principal business of Ancora Alternatives is serving as the general partner of each of the Ancora LP Funds and as the investment advisor of each of the Ancora Funds and the Ancora Alternatives SMAs. The principal business of Ancora Family Wealth is serving as the investment advisor of the Ancora Family Wealth SMAs. The principal business of Inverness Holdings is serving as the sole member of Ancora Family Wealth. The principal business of Ancora Holdings is serving as the sole member of Ancora Alternatives and Inverness Holdings. The principal occupation of Mr. DiSanto is serving as the Chairman and Chief Executive Officer of Ancora Holdings.
Criminal convictions in the last five years:
Item 2(d) is amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is amended and restated to read as follows:

Mr. DiSanto is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of the Ancora Funds and held in the Ancora Alternatives SMAs and the Ancora Family Wealth SMAs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 33,024 Shares owned directly by Ancora Merlin is approximately $978,080, including brokerage commissions. The aggregate purchase price of the 575,965 Shares owned directly by Ancora Merlin Institutional is approximately $11,805,555, including brokerage commissions. The aggregate purchase price of the 46,744 Shares owned directly by Ancora Catalyst is approximately $1,242,141, including brokerage commissions. The aggregate purchase price of the 568,378 Shares owned directly by Ancora Catalyst Institutional is approximately $13,179,954, including brokerage commissions. The aggregate purchase price of the 364,641 Shares owned directly by Ancora Bellator is approximately 6,763,027, including brokerage commissions. The aggregate purchase price of the 400,904 Shares owned directly by Ancora Impact Q is approximately $13,128,656, including brokerage commissions. The aggregate purchase price of the 822,563 Shares owned directly by Ancora Impact S is approximately $26,603,631, including brokerage commissions. The aggregate purchase price of the 1,021,660 Shares owned directly by Ancora SPC H is approximately $33,072,334, including brokerage commissions. The aggregate purchase price of the 496,021 Shares held in the Ancora Alternatives SMAs is approximately $13,428,743, including brokerage commissions. The aggregate purchase price of the 6,675 Shares held in the Ancora Family Wealth SMAs is approximately $89,930, including brokerage commissions.

The Shares purchased by Mr. DiSanto were purchased in the open market with personal funds. The aggregate purchase price of the 4,000 shares beneficially owned by Mr. DiSanto is approximately $49,178, including brokerage commissions.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On April 11, 2025, Ancora Holdings entered into a cooperation agreement (the "Cooperation Agreement") with the Issuer, pursuant to which, among other things, the Issuer agreed, as soon as reasonably practicable after the date of the Cooperation Agreement but in no event later than three business days after the date thereof, to take all necessary actions to increase the size of the Issuer's Board of Directors (the "Board") from eight to ten and to appoint as members of the Board Patrick Sweeney, Carl Grassi and Steve Furcich (the "New Directors"). Pursuant to the Cooperation Agreement, the Issuer agreed to take all necessary actions to accept the retirement of two incumbent members of the Board who have each served as directors for at least five years, with such retirements to be effective as of the conclusion of the Issuer's 2025 annual meeting of shareholders (the "2025 Annual Meeting").

The Cooperation Agreement also provides that the Issuer will form a Strategic Planning Committee of the Board to provide analysis and recommendations to the Board pertaining to cost optimization, capital allocation, capital structure and other finance matters and transaction opportunities, which committee will comprise four directors, including two of the New Directors, and that it will appoint Mr. Grassi to the Nominating and Governance Committee of the Board concurrent with his appointment to the Board. The Issuer also agreed to use its best efforts to hold the 2025 Annual Meeting on or before June 7, 2025, and to include the New Directors in its slate of nominees at the 2025 Annual Meeting.

The Issuer further agreed, from the date of the Cooperation Agreement until its termination, not to increase the size of the Board, prior to the appointment of a new Chief Executive Officer of the Issuer, to more than ten directors and after such appointment, to more than 11 directors, in each case without the prior written consent of Ancora Holdings. Ancora Holdings was also granted customary replacement rights in the event that any of the New Directors cease to serve as a director.

During the term of the Cooperation Agreement, the Reporting Persons have agreed to vote all Voting Securities (as defined in the Cooperation Agreement) beneficially owned by them at all meetings of the Issuer's shareholders in accordance with the Board's recommendations, except that the Reporting Persons (a) may vote in their discretion on any proposal of the Issuer in respect of any Extraordinary Transaction (as defined in the Cooperation Agreement), share issuance or the implementation of takeover defenses not in existence as of the date of the Cooperation Agreement and (b)will be permitted to vote in accordance with the recommendation of Institutional Shareholder Services Inc. ("ISS") and Glass, Lewis & Co., LLC ("Glass Lewis") if ISS and Glass Lewis issue a voting recommendation that differs from the Board's recommendation with respect to any proposal submitted to shareholders at a shareholder meeting (other than any proposal related to director elections, removals or replacements).

The Reporting Persons have also agreed to certain customary standstill provisions prohibiting them from, among other things, (a) soliciting proxies; (b) advising or knowingly encouraging any person with respect to the voting or disposition of any securities of the Issuer, subject to limited exceptions; (c) beneficially owning more than 9.9% of the then-outstanding Shares and (d) taking actions to change or influence the Board, management or the direction of certain matters related to the Issuer; in each case as further described in the Cooperation Agreement.

The Cooperation Agreement will terminate on the date that is the earlier of (a) 30 days prior to the notice deadline under the Issuer's Fifth Amended and Restated Bylaws for the submission of shareholder director nominations for the Issuer's 2026 annual meeting of shareholders and (b) 100 days prior to the first anniversary of the 2025 Annual Meeting.

The foregoing description of the Cooperation Agreement does not purport to be complete and is qualified in its entirety by reference to the Cooperation Agreement, which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 64,729,446 Shares outstanding as of February 4, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 7, 2025.

As of the date hereof, Ancora Merlin beneficially owned directly 33,024 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Merlin Institutional beneficially owned directly 575,965 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Catalyst beneficially owned directly 46,744 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Catalyst Institutional beneficially owned directly 568,378 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Bellator beneficially owned directly 364,641 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Impact Q beneficially owned directly 400,904 Shares, constituting 0% of the Shares outstanding.

As of the date hereof, Ancora Impact S beneficially owned directly 822,563 Shares, constituting approximately 1.3% of the Shares outstanding.

As of the date hereof, Ancora SPC H beneficially owned directly 1,021,660 Shares, constituting approximately 1.6% of the Shares outstanding.

As of the date hereof, Ancora Alternatives, as the investment advisor to each of the Ancora Funds and the Ancora Alternatives SMAs and the general partner of each of the Ancora LP Funds, may be deemed to beneficially own 4,329,900 Shares, constituting approximately 6.7% of the Shares outstanding and consisting of (i) 33,024 Shares beneficially owned directly by Ancora Merlin, (ii) 575,965 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 46,744 Shares beneficially owned directly by Ancora Catalyst, (iv) 568,378 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 364,641 Shares beneficially owned directly by Ancora Bellator, (vi) 400,904 Shares beneficially owned directly by Ancora Impact Q, (vii) 822,563 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H and (ix) 496,021 Shares held in the Ancora Alternatives SMAs.

As of the date hereof, Ancora Family Wealth, as the investment advisor to the Ancora Family Wealth SMAs, may be deemed to beneficially own 6,675 Shares, constituting 0% of the Shares outstanding and consisting of 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Inverness Holdings, as the sole member of Ancora Family Wealth, may be deemed to beneficially own 6,675 Shares, constituting 0% of the Shares outstanding and consisting of 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Ancora Holdings, as the sole member of each of Ancora Alternatives and Inverness Holdings, may be deemed to beneficially own 4,336,575 Shares, constituting approximately 6.7% of the Shares outstanding and consisting of (i) 33,024 Shares beneficially owned directly by Ancora Merlin, (ii) 575,965 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 46,744 Shares beneficially owned directly by Ancora Catalyst, (iv) 568,378 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 364,641 Shares beneficially owned directly by Ancora Bellator, (vi) 400,904 Shares beneficially owned directly by Ancora Impact Q, (vii) 822,563 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H (ix) 496,021 Shares held in the Ancora Alternatives SMAs and (x) 6,675 Shares held in the Ancora Family Wealth SMAs.

As of the date hereof, Mr. DiSanto beneficially owned directly 4,000 Shares. As the Chairman and Chief Executive Officer of Ancora Holdings, he may be deemed to beneficially own 4,336,575 Shares, constituting approximately 6.7% of the Shares outstanding and consisting of (i) 33,024 Shares beneficially owned directly by Ancora Merlin, (ii) 575,965 Shares beneficially owned directly by Ancora Merlin Institutional, (iii) 46,744 Shares beneficially owned directly by Ancora Catalyst, (iv) 568,378 Shares beneficially owned directly by Ancora Catalyst Institutional, (v) 364,641 Shares beneficially owned directly by Ancora Bellator, (vi) 400,904 Shares beneficially owned directly by Ancora Impact Q, (vii) 822,563 Shares beneficially owned directly by Ancora Impact S, (viii) 1,021,660 Shares beneficially owned directly by Ancora SPC H (ix) 496,021 Shares held in the Ancora Alternatives SMAs and (x) 6,675 Shares held in the Ancora Family Wealth SMAs.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

(i) Ancora Merlin
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 33,024
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 33,024

(ii) Ancora Merlin Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 575,965
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 575,965

(iii) Ancora Catalyst
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 46,744
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 46,744

(iv) Ancora Catalyst Institutional
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 568,378
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 568,378

(v) Ancora Bellator
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 364,641
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 364,641

(vi) Ancora Impact Q
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 400,904
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 400,904

(vii) Ancora Impact S
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 822,563
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 822,563

(viii) Ancora SPC H
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,021,660
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,021,660

(ix) Ancora Alternatives
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,329,900
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,329,900

(x) Ancora Family Wealth
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,675

(xi) Inverness Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,675
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,675

(xii) Ancora Holdings
1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,336,575
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,336,575

(xiii) Mr. DiSanto
1. Sole power to vote or direct vote: 4,000
2. Shared power to vote or direct vote: 4,336,575
3. Sole power to dispose or direct the disposition: 4,000
4. Shared power to dispose or direct the disposition: 4,336,575
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Persons during the past sixty days are set forth in Exhibit 2 and are incorporated herein by reference. All of such transactions were effected in the open market unless otherwise noted.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On April 11, 2025, Ancora Holdings and the Issuer entered into the Cooperation Agreement, as defined and described in Item 4 above, which is attached hereto as Exhibit 99.1 and incorporated herein by reference.

On April 15, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers of Ancora SPC H

2 - Transactions in the Securities of the Issuer During the Past 60 days

99.1 - Cooperation Agreement

99.2 - Joint Filing Agreement dated April 15, 2025

## Signatures
- Ancora Alternatives LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member (04/15/2025)
- Ancora Merlin, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (04/15/2025)
- ANCORA MERLIN INSTITUTIONAL, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (04/15/2025)
- Ancora Catalyst, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (04/15/2025)
- Ancora Catalyst Institutional, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (04/15/2025)
- Ancora Bellator Fund, LP: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (04/15/2025)
- Ancora Impact Fund LP - Series Q: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (04/15/2025)
- Ancora Impact Fund LP - Series S: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor and General Partner (04/15/2025)
- Ancora Impact Fund SPC Ltd. - Segregated Portfolio H: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Ancora Alternatives LLC, Investment Advisor (04/15/2025)
- ANCORA FAMILY WEALTH ADVISORS, LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member of Inverness Holdings LLC, Sole Member (04/15/2025)
- Inverness Holdings LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO of Ancora Holdings Group, LLC, Sole Member (04/15/2025)
- Ancora Holdings Group, LLC: /s/ Fredrick DiSanto, Fredrick DiSanto, Chair and CEO (04/15/2025)
- DiSanto Frederick D.: /s/ Fredrick DiSanto, Fredrick DiSanto (04/15/2025)